Mitchell Nussbaum Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

August 29, 2008

Peggy Fisher, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

Re:	Harbin Electric, Inc. Registration Statement on Form S-3 File No. 333-152499 Form 10-K/A for the Fiscal Year Ended December 31, 2007 Filed July 23, 2008 File No. 001-33276
Dear Ms. Fisher:

On behalf of our client, Harbin Electric, Inc., a Nevada corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Annual Report on Form 10-KSB (File No. 001-33276), in response to the comments set forth in the Staff’s letter dated August 21, 2008 (the “Staff’s Letter”).

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Ms. Peggy Fisher
Securities and Exchange Commission
August 29, 2008

Comment Number	Response

Form S-3 Eligibility

1.	The Company is in the process of preparing their response to Comment 1 of the Staff’s Letter and anticipates providing a response to this comment shortly.

Form 10-K/A filed July 23, 2008

2.	The Company has revised the disclosure under “Disclosure Controls and Procedures” in Item 8A(T) in response to the Staff’s comment.

It is hereby acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4159 or Neil S. Natale at (212) 407-4934. Thank you.

Sincerely,

By:	/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum Loeb & Loeb LLP

cc: Harbin Electric, Inc.